Filed Pursuant to Rule 424(b)(3)
Registration No. 333-169533

COLE CREDIT PROPERTY TRUST IV, INC.
SUPPLEMENT NO. 13 DATED OCTOBER 1, 2013
TO THE PROSPECTUS DATED MAY 1, 2013
This document supplements, and should be read in conjunction with, the prospectus of Cole Credit Property Trust IV, Inc. dated May 1, 2013, Supplement No. 8 dated July 10, 2013, which superseded and replaced all previous supplements to the prospectus, Supplement No. 9 dated August 1, 2013, Supplement No. 10 dated August 15, 2013, Supplement No. 11 dated August 21, 2013 and Supplement No. 12 dated September 3, 2013. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.
The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Credit Property Trust IV, Inc.; and
(2)	recent real property investments.
Status of Our Public Offering
The registration statement for our initial public offering of 300,000,000 shares of common stock was declared effective by the Securities and Exchange Commission on January 26, 2012. Of these shares, we are offering up to 250,000,000 shares in a primary offering and up to 50,000,000 shares pursuant to our distribution reinvestment plan. During the month of September 2013, we accepted investors’ subscriptions for, and issued, a total of approximately 21.3 million shares of our common stock in our offering, resulting in gross proceeds to us of approximately $213.0 million, consisting of approximately 21.0 million shares of our common stock in our primary offering, resulting in gross proceeds to us of approximately $210.2 million, and approximately 292,000 shares of our common stock pursuant to our distribution reinvestment plan, resulting in gross proceeds to us of approximately $2.8 million. As of September 30, 2013, we had accepted investors’ subscriptions for, and issued, approximately 126.8 million shares of our common stock in the offering (including shares issued pursuant to our distribution reinvestment plan), resulting in gross proceeds to us of approximately $1.3 billion.
We will offer shares of our common stock pursuant to the offering until January 26, 2014, unless all shares being offered have been sold, in which case the offering will be terminated. If all of the shares we are offering in the offering have not been sold by January 26, 2014, we may extend the offering as permitted under applicable law. In addition, at the discretion of our board of directors, we may elect to extend the termination date of our offering of shares reserved for issuance pursuant to our distribution reinvestment plan until we have sold all shares allocated to such plan through the reinvestment of distributions, in which case participants in the plan will be notified. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time prior to the stated termination date.
Recent Real Property Investments
The following information supplements, and should be read in conjunction with, the sections of our prospectus captioned “Prospectus Summary — Description of Real Estate Investments” beginning on page 11 of the prospectus and “Investment Objectives and Policies — Real Property Investments” beginning on page 109 of the prospectus.
As of September 23, 2013, we, through separate wholly-owned limited liability companies, limited partnerships and joint venture arrangements of ours and our operating partnership, owned 225 properties located in 34 states, consisting of approximately 7.4 million gross rentable square feet of commercial space, including the square feet of buildings that are on land subject to ground leases, which includes one property owned through a joint venture arrangement. The properties generally were acquired through the use of proceeds from our initial public offering and from available borrowings. We acquired 17 properties between August 24, 2013 and September 23, 2013 for an aggregate purchase price of $102.2 million consisting of approximately 460,000 gross rentable square feet. In connection with the purchases of these properties, we paid an affiliate of our advisor aggregate acquisition fees of approximately $2.0 million.

CCPT 4-SUP-13B